S 18006098 N

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SEC Mail Processing Section MAR 01 2018 Washington DC 410

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-22589 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P.R. Herzig & Co., Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Expressway Plaza, Suite 220
(No. and Street)

| Roslyn Heights | NY | 11577 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MBAF CPAS, LLC
(Name – *if individual, state last, first, middle name*)

| 440 Park Avenue South | New York | NY | 10016 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Thomas Herzig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P.R. Herzig & Co., Inc, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

ARTHUR S. PESNER
Notary Public, State of New York
No. 01PE5063292
Qualified in Nassau County
Commission Expires July 15, 20 18

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MBAF
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Officers and Stockholders
of P.R. Herzig & Co., Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of P.R. Herzig & Co., Inc. (the "Company"), as of December 31, 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of P.R. Herzig & Co., Inc. as of December 31, 2017 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of P.R. Herzig & Co., Inc.'s management. Our responsibility is to express an opinion on P.R. Herzig & Co., Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to P.R. Herzig & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.PR

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of P.R. Herzig & Co., Inc.'s financial statements. The supplemental information is the responsibility of P.R. Herzig & Co., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We are uncertain as to the year we began serving consecutively as the auditor of P.R. Herzig & Co.'s financial statements; however, we are aware that we have been P.R. Herzig & Co.'s auditor consecutively since at least 1984.

MBAF CPAs, LLC
New York, NY
February 28, 2018

# P.R. HERZIG & CO., INC.

# FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

# DECEMBER 31, 2017

## TABLE OF CONTENTS

## P.R. HERZIG & CO., INC.

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2017**

| | | |
|---|---|---|
| Assets: | | |
| Cash | $ | 23,717 |
| Securities owned, at fair value | | 559,698 |
| Receivable from broker | | 373,788 |
| Prepaid expenses and other assets | | 15,551 |
| Deposit with clearing organization | | 25,000 |
| Property and equipment, net | | 1,499 |
| Security deposit | | 3,097 |
| **Total Assets** | **$** | **1,002,350** |
| Liabilities and Stockholders' Equity: | | |
| Liabilities: | | |
| Accounts payable and accrued expenses | $ | 35,000 |
| Total Liabilities | | 35,000 |
| Stockholders' Equity: | | |
| Common stock, authorized 500 shares no par value; 200 shares issued and 198 shares outstanding | | 100,000 |
| Retained earnings | | 897,350 |
| | | 997,350 |
| Less: Treasury stock, at cost, 2 shares | | (30,000) |
| Total Stockholders' Equity | | 967,350 |
| **Total Liabilities and Stockholders' Equity** | **$** | **1,002,350** |

The accompanying notes are an integral part of the financial statements.

## P.R. HERZIG & CO., INC.

## STATEMENT OF OPERATIONS

| Year ended December 31, 2017 | 2017 |
|---|---|
| Revenues: | |
| Customers' commissions | $ 567,688 |
| Interest and dividend income | 40,921 |
| Trading accounts | (225,223) |
| Fees and other | 3,650 |
| | 387,036 |
| Expenses: | |
| Employee compensation and benefits | 444,583 |
| Exchange fees and clearance expenses | 24,046 |
| Occupancy and equipment expense | 37,605 |
| Technology and communication expense | 68,835 |
| Other operating expenses | 71,421 |
| | 646,490 |
| Net loss before income tax expense | (259,454) |
| Income tax expense | 71 |
| **Net loss** | **$ (259,525)** |

The accompanying notes are an integral part of the financial statements.

## P.R. HERZIG & CO., INC.

## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

**Balance, December 31, 2017**

| | Common Stock | | | Treasury Stock | | |
|---|---|---|---|---|---|---|
| | No. of Shares | Amount | Retained Earnings | No. of Shares | Amount | Total |
| Balance January 1, 2017 | 198 | $ 100,000 | $ 1,156,875 | 2 | $ (30,000) | $ 1,226,875 |
| Net loss | - | - | (259,525) | - | - | (259,525) |
| Balance December 31, 2017 | **198** | **$ 100,000** | **$ 897,350** | **2** | **$ (30,000)** | **$ 967,350** |

The accompanying notes are an integral part of the financial statements.

## STATEMENT OF CASH FLOWS

**Year ended December 31, 2017**

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | $ | (259,525) |
| Adjustments to reconcile net loss to net cash used in operations: | | |
| Depreciation | | 342 |
| Changes in operating assets and liabilities: | | |
| Securities owned, at fair value | | 232,994 |
| Receivable from broker | | 7,887 |
| Prepaid expenses and other assets | | (2,334) |
| Accounts payable and accrued expenses | | (2,370) |
| **Net cash used in operations** | | (23,006) |
| Net decrease in cash | | (23,006) |
| Cash, beginning of year | | 46,723 |
| **Cash, end of year** | **$** | **23,717** |

**Supplemental Disclosures of Cash Flow Information:**

| | | |
|---|---|---|
| Cash paid during the year for: | | |
| Income taxes | $ | 71 |

The accompanying notes are an integral part of the financial statements.

**1. ORGANIZATION SUMMARY:**

Organization
P.R. Herzig & Co., Inc. (the "Company") was incorporated in New York State on November 2, 1977. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company provides both advisory as well as managed portfolio services to high net worth sophisticated individual investors and institutions based primarily in the New York Metropolitan area.

**2. SIGNIFICANT ACCOUNTING POLICIES:**

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Revenue Recognition
Commission income is recorded on a settlement date basis, which approximates trade date basis. Unrealized gains and losses are recorded within trading activities.

Cash
Cash consists of demand deposits in commercial banks.

Property and Equipment
Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred; major improvements are capitalized.

Impairment
The Company reviews long-lived assets to determine whether there has been any permanent impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss. No impairment losses were required to be recognized for the year ended December 31, 2017.

Investments and Security Transactions
Investments are recorded at fair market value based upon quoted market prices. Security transactions are recorded on a settlement date basis, which approximates trade date basis. At times, the Company buys securities on margin. Unrealized appreciation and depreciation is reflected in income currently. Money market funds are included in securities owned on the accompanying Statement of Financial Condition.

Fair Value Measurements - Definition and Hierarchy
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The accounting standards establish a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring the most observable units be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about inputs market participants used at the measurement date. The fair value hierarchy is categorized into three levels based on inputs as follows:

Level 1 - Valuation based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Valuation based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuation based on inputs that are unobservable and significant to the overall fair value measurement.

Level 3 assets and liabilities measured at fair value are based on one or more of three valuation techniques noted in the standards. The three valuation techniques are as follows:

- Market approach - Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

- Cost approach - Amount that would be required to replace the service capacity of an asset (i.e. replacement cost); and

- Income approach - Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing models and lattice models).

All of the Company's investments are deemed to be classified as trading securities.

Clearing Arrangements
The Company has a clearing agreement with Pershing LLC ("Pershing") to provide execution and clearing services, on proprietary trades and on behalf of its customers, on a fully disclosed basis. The Company promptly transmits all funds and delivers all securities to the clearing broker; the Company does not hold funds or securities for, or owe money or securities to, customers. All customer records and accounts are maintained by Pershing. At December 31, 2017, the receivable from Pershing was $373,788. Additionally, pursuant to the clearing agreement, the Company is required

to maintain a deposit of $25,000 in the clearing organization.

Treasury Stock
Treasury stock is recorded at cost.

Income Taxes
The Company is subject to taxation as a corporation for federal and state purposes. Income taxes are accounted for by the asset/liability approach. Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. Valuation allowances are established, when necessary, to reduce the deferred tax assets to the amount expected to be realized.

The accounting standard for accounting for uncertainty in income taxes prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The current and deferred tax provisions in the financial statements include consideration of uncertain tax positions in accordance with the accounting standard on accounting for uncertain tax positions. When applicable, the Company classifies interest and penalties on underpayments of income tax as miscellaneous expense.

The Company files income tax returns in the U.S. and New York State. With few exceptions, the Company is no longer subject to income tax examinations for New York State income taxes or for federal income taxes before 2014.

See NOTE 6 for the effect of the enactment of the 2017 Tax Cuts and Jobs Act (the "Tax Act").

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Revenue From Contracts With Customers
In May 2014, the Financial Accounting Standards Board ("FASB") issued an accounting standard update which affects the revenue recognition of entities that enter into either (1) certain contracts to transfer goods or services to customers or (2) certain

contracts for the transfer of nonfinancial assets. The update indicates an entity should recognize revenue in an amount that reflects the consideration the entity expects to be entitled to in exchange for the goods or services transferred by the entity. The update is to be applied to the beginning of the year of implementation or retrospectively and is effective for annual periods beginning after December 15, 2017 and in interim periods in that reporting period. Early application is permitted for annual reporting periods beginning after December 15, 2016. The Company will adopt the new standard using the modified retrospective transition method, under which the cumulative effect of initially applying the new guidance is recognized as an adjustment to the opening balance of retained earnings on the first day of fiscal year 2018. The Company is continuing the assessment of the impact of this ASU on its results of operations, financial position, cash flows and disclosures; the Company's assessment will be finalized during fiscal year 2018. We continue to monitor additional changes, modifications, clarifications or interpretations undertaken by the FASB, which may impact our current conclusions.

Lease Accounting

In February 2016, the FASB issued an accounting standards update which amends existing lease guidance. The update requires lessees to recognize a right-of-use asset and related lease liability for many operating leases now currently off-balance sheet under current US GAAP. Accounting by lessors remains largely unchanged from current US GAAP. The update is effective using a modified retrospective approach for fiscal years beginning after December 15, 2018, and interim periods within those years, with early application permitted. The Company is currently evaluating the effect the update will have on its financial statements.

**3. FAIR VALUE MEASUREMENTS:**

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2017:

| | Fair market value | | | |
|---|---|---|---|---|
| | Total | Level 1 | Level 2 | Level 3 |
| Equity securities owned | | | | |
| Oil and gas | $ 105,364 | $ 105,364 | $ - | $ - |
| Beverages, food, and tobacco | 369,000 | 369,000 | - | - |
| Total equity securities | 474,364 | 474,364 | - | - |
| Money market funds | 85,334 | 85,334 | - | - |
| Total securities | $ 559,698 | $ 559,698 | $ - | $ - |

The Company's equity securities are recorded at fair value using quoted prices from the clearing broker directly from the listed exchange. The money market funds consist of a Federated money market fund that is valued at one dollar per share. The Company had a net unrealized holding loss on trading securities of $13,733 in 2017.

Investment securities are exposed to various risks, such as interest rate, market and

credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the Company's Statement of Financial Condition and Statement of Operations.

**4. NET CAPITAL REQUIREMENTS:**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain a minimum net capital as adjusted for certain non-allowable assets and discounts. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2017, the Company had net capital, as determined pursuant to SEC Rule 15c3-1, of $831,360 which was $731,360 in excess of the required $100,000. The Company's net capital ratio was approximately 0.04 to 1.00.

**5. RISKS AND UNCERTAINTIES:**

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000.

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

As a securities broker and dealer, the Company is engaged in various brokerage and trading activities with domestic and international investors. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when necessary.

**6. INCOME TAXES:**

The income tax expense for the year ended December 31, 2017 consist of the following:

| | | 2017 |
|---|---|---|
| Current tax expense: | | |
| Federal | $ | - |
| State | | 71 |
| Income tax expense | $ | 71 |

The Company had approximately $987,000 in capital loss carryforwards available at December 31, 2017. As of December 31, 2017, the Company had available net operating loss ("NOL") carryforwards of approximately $676,000 available to offset

future income tax liability through the year 2035. NOL's start expiring in 2029. The carryforward losses resulted in a deferred tax asset of approximately $446,000 at December 31, 2017, which was offset fully by a valuation allowance. The deferred tax asset, as well as the valuation allowance, increased by approximately $146,000 during the year ended December 31, 2017. The amount of the valuation allowance, however, could be reduced in the near term if estimates of future benefits based on subsequently available evidence, are expected to be realized.

Income tax expense differed from the amounts computed by applying the United States Federal income tax rate of 34% to loss before income tax expense mainly as a result of change in the valuation allowance.

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consist of the following:

| | 2017 |
|---|---|
| Deferred tax assets: | |
| Capital loss carryforward | $ 266,393 |
| Net operating loss carryforward | 179,961 |
| Valuation allowance | (446,354) |
| Total deferred tax asset | $ - |

The Company does not expect a significant increase or decrease to the total amounts of unrecognized tax benefits during the fiscal year ended December 31, 2017. However, the Company is subject to regular audit by tax authorities. The Company believes that it has appropriate support for the positions taken on its tax returns and that its annual tax provision includes amounts sufficient to pay any assessments. Nonetheless, the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts accrued for each year.

On December 22, 2017, the President signed into law the Tax Act. The Tax Act includes a permanent reduction in the corporate income tax rate from 35% to 21%. The rate reduction took effect on January 1, 2018. As a result, the Company has re-measured its December 31, 2017 deferred tax assets and liabilities at the 21% tax rate. The effect of the change in rates on the Company's deferred tax asset was $93,502. As referenced above, the deferred tax asset is offset by a full valuation allowance.

**7. PROPERTY AND EQUIPMENT, NET:**

Property and equipment, net, at cost, consists of the following at December 31, 2017

| | 2017 | Estimated Useful Lives |
|---|---|---|
| Furniture and equipment | $ 37,912 | 5-7 years |
| Less: accumulated depreciation | (36,413) | |
| | $ 1,499 | |

Depreciation expense for the year ended December 31, 2017 was $342.

**8. COMMITMENTS AND CONTINGENCIES:**

Leases

In 2016, the Company entered into a lease agreement for office space in Roslyn Heights, New York through November 30, 2017. Effective December 1, 2017, the Company renewed its lease through November 30, 2019. The future minimum lease payments are $38,381 in 2018 and $36,148 in 2019. The rent expense was $37,263 in 2017.

Profit Sharing Plan

The Company has a profit-sharing plan that covers all qualified employees. Contributions to the plan are at the discretion of the Board of Directors. For the year ended December 31, 2017, there were no contributions to the profit-sharing plan.

**9. SUBSEQUENT EVENTS:**

The Company evaluated subsequent events through the date the financial statements were issued. There were no subsequent events that required recognition or disclosure.

## SUPPLEMENTARY INFORMATION

**For the year ended December 31, 2017**

## SCHEDULE I
## COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

| | | |
|---|---|---|
| Stockholders' Equity | | $ 967,350 |
| Less: Nonallowable assets: | | |
| Property and equipment, net | $ 1,499 | |
| Security deposit | 3,097 | |
| Petty cash | 236 | |
| Prepaid expenses and other assets | 15,551 | |
| | | (20,383) |
| | | 946,967 |
| Less: Blockage | | - |
| Less: Haircuts on securities: | | |
| 15% of market value of equity securities long | $ 71,154 | |
| 2% of market value of money market funds | 1,707 | |
| Undue concentration | 42,746 | |
| | | 115,607 |
| Net Capital | | $ 831,361 |
| Aggregate indebtedness | | $ 35,000 |
| Percentage of aggregate indebtedness to net capital | 4.21% | |
| Note: | | |
| Net capital as computed above | | $ 831,361 |
| Net capital per unaudited Focus Report | | 831,361 |
| Variance | | $ - |

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2017.

**For the year ended December 31, 2017**

## SCHEDULE I (CONTINUED)
## COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

| | | |
|---|---|---|
| 1 The Company's minimum capital requirement is $2,333 or | $ | 100,000 |
| 2 The excess net capital at December 31, 2017 is computed as follows: | | |
| Net Capital per Page 12 of the Annual Report | $ | 831,360 |
| Less: Minimum Capital Requirement | | 100,000 |
| Excess Net Capital - December 31, 2017 | $ | 731,360 |

3 There are no financial instruments with concentration of credit risk.

## SCHEDULE II
## STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k(2)(ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements. All customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker/dealer.

## SCHEDULE III
## SUBORDINATED BORROWINGS

As of December 31, 2017 and during the year then ended, the Company did not have any subordinated borrowings.

MBAF
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Officers and Stockholders
P.R. Herzig & Co., Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) P.R. Herzig & Co., Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which P.R. Herzig & Co., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: Paragraph (k)(2)(ii) (the "exemption provisions") and (2) P.R. Herzig & Co., Inc. stated that P.R. Herzig & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2017 without exception. P.R. Herzig & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about P.R. Herzig & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MBAF CPAs, LLC
New York, NY
February 28, 2018

**P.R. HERZIG & CO., INC.**
**Exemption Report**

P.R. Herzig & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

P.R. Herzig & Co., Inc.

I, Thomas Herzig, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature: [signature]

Title: President

February 28, 2018

**BERNARD KATZ & Co., P.C.**
Certified Public Accountants

One Mayfair Road/One Michael Frey Dr.
Eastchester, N.Y. 10709
Tel: (914) 779-7555
Fax: (914) 779-0024
e-mail: cpa@bkatzcopc.com

Board of Directors
P.R. Herzig & Co., Inc.
Roslyn Heights, NY 11577

We have examined P.R. Herzig & Co., Inc.'s compliance with the anti-money laundering requirements of the USA Patriot Act and the related FINRA Rule 3310 during the year ended December 31, 2017. Management is responsible for P.R. Herzig & Co., Inc.'s compliance with those requirements. Our responsibility is to express an opinion on P.R. Herzig & Co., Inc.'s compliance based on our examination.

Our examination was conducted in accordance with the attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about P.R. Herzig & Co., Inc.'s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination of P.R. Herzig & Co., Inc.'s compliance with specified requirements.

In our opinion, P.R. Herzig & Co., Inc. complied, in all material respects, with the aforementioned requirements for the year ended December 31, 2017.

Bernard Katz & Co., P.C.

Eastchester, NY
February 14, 2018